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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. — )*

Carmike Cinemas, Inc.
(Name of Issuer)
Common Stock, Par Value $0.03 Per Share
(Title of Class of Securities)
143436400
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 16, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	143436400	SCHEDULE 13D	Page	2	of	6

1	NAMES OF REPORTING PERSONS Mark Cuban

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,200,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.03 per share (the “Common Stock”) of Carmike Cinemas, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1301 First Avenue, Columbus, Georgia 31901.
Item 2. Identity and Background.
(A) Mark Cuban
(B) 5424 Deloache Avenue
  Dallas, TX 75220
(C) Mr. Cuban is a private business owner and investor.
(D) During the last five years, Mr. Cuban has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(E) During the last five years, Mr. Cuban has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(F) Mr. Cuban is a citizen of the U.S.A.
Item 3. Source and Amount of Funds or Other Consideration.
Through a personal investment account, the shares of Common Stock were purchased for an aggregate purchase price of $2,758,376 using personal funds of Mr. Cuban.
Item 4. Purpose of Transaction.
Mr. Cuban acquired the shares of Common Stock for investment purposes. Mr. Cuban intends to assess his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, including the market price of the Common Stock, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant by Mr. Cuban, he may acquire additional shares of Common Stock in open market transactions, privately negotiated transactions or otherwise.  He may also determine to dispose of all or part of the shares of Common Stock in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by Mr. Cuban at any time without prior notice. Mr. Cuban may engage in communications from time to time with one or more stockholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, Mr. Cuban does not have any present plans or proposals that would result in, or relate to, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
(A) All percentages set forth in this statement are based on 12,828,890 shares of Common Stock reported in the Issuer’s Form 10-Q for the period ended September 30, 2008. As of the date of the filing of this Schedule 13D, Mr. Cuban is the beneficial owner of 1,200,000 shares of Common Stock, which represents approximately 9.4% of the shares of Common Stock outstanding.
(B) Mr. Cuban has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,200,000 shares of Common Stock.
(C) The following table discloses the transactions in shares of Common Stock during the past 60 days by Mr. Cuban:

			Price per
Date	Type of Transaction	Number of Shares	share	Cost
12/23/2008	Open Market	343,715	$2.06	$706,476.81
12/22/2008	Open Market	21,350	$2.02	$43,048.73
12/19/2008	Open Market	52,152	$1.85	$96,475.76
12/17/2008	Open Market	28,380	$1.71	$48,663.18
12/17/2008	Open Market	50,000	$1.73	$86,280.00
12/17/2008	Open Market	50,000	$1.64	$82,145.00
12/16/2008	Open Market	32,300	$1.61	$52,156.58
12/4/2008	Open Market	100,000	$2.31	$231,495.00
11/24/2008	Open Market	13,388	$2.78	$37,178.12
11/20/2008	Open Market	8,500	$2.41	$20,461.10
11/19/2008	Open Market	5,134	$2.77	$14,218.99
11/18/2008	Open Market	15,531	$2.73	$42,364.24
11/14/2008	Open Market	18,682	$2.92	$54,535.88
11/13/2008	Open Market	38,198	$2.77	$105,813.46
11/12/2008	Open Market	64,091	$2.74	$175,434.88
11/11/2008	Open Market	44,059	$2.66	$117,127.03
11/10/2008	Open Market	62,522	$2.76	$172,815.80
11/7/2008	Open Market	7,652	$2.71	$20,722.02
11/6/2008	Open Market	5,649	$2.48	$14,019.60
11/4/2008	Open Market	13,085	$2.28	$29,794.31

			Price per
Date	Type of Transaction	Number of Shares	share	Cost
11/3/2008	Open Market	42,105	$2.28	$95,949.66
10/31/2008	Open Market	16,200	$2.03	$32,955.80
10/30/2008	Open Market	20,100	$1.96	$39,394.97
10/22/2008	Open Market	14,216	$3.01	$42,773.83
10/21/2008	Open Market	27,454	$3.12	$85,746.58
10/20/2008	Open Market	102,878	$2.94	$302,641.21
10/17/2008	Open Market	2,659	$2.89	$7,687.64
(D) Not applicable.
(E) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.
Item 7. Material to Be Filed as Exhibits.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2008	/s/ Mark Cuban
Mark Cuban